APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Humanette, LLC
Income Statement - unaudited
For the periods ended 12-31-22

	Current Period	Prior Period
	31-Dec-22	**31-Dec-21**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS)   -   -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -   -

Interest Expense   -   -

Income Tax Expense   -   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   -   -

NET INCOME (LOSS) $ - $ -

Humanette, LLC
Balance Sheet - unaudited
For the period ended 12/31/*20

	Current Period		Prior Period	
	31-Dec-22		31-Dec-21	
ASSETS				
Current Assets:				
Cash	$	-	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		-		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		-		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	**$**	**-**	**$**	**-**
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	-	$	-
Balance Sheet Check		-		-

Humanette, LLC
Statement of Cash Flow - unaudited
For the period ended 12-31-22

	Current Period	Prior Period
	31-Dec-22	**31-Dec-21**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

Humanette

Balance Sheet

As of May 19, 2023

	JAN - MAR, 2023	APR 1 - MAY 19, 2023
ASSETS		
Current Assets		
Bank Accounts		
BUS COMPLETE	0.01	0.00
Checking	-322.74	-438.74
Humanette OpEx	-246.00	112,902.85
Income		200.00
Total Bank Accounts	**$ -568.73**	**$112,664.11**
Other Current Assets		
Uncategorized Asset		50.00
Total Other Current Assets	**$0.00**	**$50.00**
Total Current Assets	**$ -568.73**	**$112,714.11**
TOTAL ASSETS	**$ -568.73**	**$112,714.11**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Chase Credit Card	2,121.69	-18.00
Total Credit Cards	**$2,121.69**	**$ -18.00**
Total Current Liabilities	**$2,121.69**	**$ -18.00**
Long-Term Liabilities		
Long-term business loans		124,721.08
Total Long-Term Liabilities	**$0.00**	**$124,721.08**
Total Liabilities	**$2,121.69**	**$124,703.08**
Equity		
Opening balance equity	-135.99	-136.00
Retained Earnings	-304.75	-304.75
Net Income	-2,249.68	-11,548.22
Total Equity	**$ -2,690.42**	**$ -11,988.97**
TOTAL LIABILITIES AND EQUITY	**$ -568.73**	**$112,714.11**

I, Jamie Hickey, certify that:

1. The financial statements of Humanette, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Humanette, LLC included in this Form reflects accurately the information reported on the tax return for Humanette, LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   *Jamie Hickey*

Name: Jamie Hickey

Title: Co-Founder